June 17, 2016

Anu Dubey, Esq.

Division of Investment Management, Examiner

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Gladstone Investment Corporation – Preliminary Proxy Statement, File No. 814-00704

(the “Preliminary Proxy”)

Dear Ms. Dubey:

On behalf of Gladstone Investment Corporation (the “Company”), and in response to oral comments received from the staff of Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 12, 2016 (the “Comments”) relating to the Company’s Preliminary Proxy Statement filed via EDGAR as a PRE 14A filing on May 6, 2016, we submit this letter containing the Company’s responses to the Comments, which have been incorporated into the Company’s Definitive Proxy Statement (“Definitive Proxy Statement”) filed via EDGAR as a DEF 14A filing on June 17, 2016. For your convenience, we have set forth below each Comment followed by the Company’s response.

1.	Comment: On page 3 of the Definitive Proxy Statement, please include options within the question “How do I vote?” that are consistent with the Company’s proxy cards.

Response: In response to the Staff’s comment, the Company has revised the voting options on page 3 of the Definitive Proxy Statement to be consistent with those presented in the Company’s proxy cards.

2.	Comment: For companies other than registered investment companies, broker non-votes are not permitted on the election of directors, which is considered a non-routine matter. Please confirm supplementally that there will be no broker non-votes in the Company’s 2016 Annual Meeting of Stockholders.

Response: The Company acknowledges the Staff’s comment and hereby confirms that there will be no broker non-votes in the Company’s 2016 Annual Meeting of Stockholders.

3.	Comment: On page 5 of the Definitive Proxy Statement please disclose the effect of abstentions on proposal 1 under the question “How are votes counted?”

June 17, 2016

Response: In response to the Staff’s comment, the Company has revised disclosure on page 5 of the Definitive Proxy Statement to include the effect of abstentions on proposal 1.

4.	Comment: On page 5 of the Definitive Proxy Statement please clarify what election by a “plurality of votes cast” means.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 5 of the Definitive Proxy Statement to clarify that under a plurality vote standard the three candidates who receive the highest number of votes cast will be elected regardless of whether or not they receive a majority of votes cast.

5.	Comment: The Staff notes that the Company discusses Mr. Dellafiora as the Company’s chief compliance officer on page 19 of the Definitive Proxy Statement, please consider whether Mr. Dellafiora is an executive officer.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that its Board of Directors reviews the status of officers of the Company at least annually and considers whether such officers are “Executive Officers” pursuant to the definition of Executive Officer in Rule 3b-7 of the Securities Exchange Act of 1934, as amended. The Board last completed such a review in July 2015 and determined that Mr. Dellafiora was not an executive officer of the Company. Mr. Dellafiora’s responsibilities and functions at the Company have not materially changed since that time.

6.	Comment: Please add disclosure on page 28 of the Definitive Proxy Statement to more clearly state that shareholder approval is a condition to sales of shares at below the then current net asset value per share.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 28 of the Definitive Proxy Statement.

7.	Comment: Pursuant to Item 9(e)(7) of Schedule 14A please disclose aggregate non-audit fees billed by the Company’s independent registered public accountant for services rendered to the Company, the Company’s adviser and any entity controlling, controlled by or under common control with the Company’s adviser that provides ongoing services to the registrant for each of the last two fiscal years.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 31 of the Definitive Proxy Statement.

In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

June 17, 2016

•	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (703) 287-5898 or email me at michael.licalsi@gladstonecompanies.com or call Catherine Klaus at (703) 287-5884 or email her at catherine.klaus@gladstonecompanies.com, if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Michael LiCalsi

Michael LiCalsi

General Counsel and Secretary